Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

October 23, 2023

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Semilux International Ltd.
Draft Registration Statement on Form F-4
Submitted September 15, 2023
CIK No. 0001990950

Dear Mr. Jay Ingram:

The undersigned, on behalf of Semilux International Ltd. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated October 12, 2023, relating to the Company’s Draft Registration Statement on Form F-4 filed on September 15, 2023 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment.

Draft Registration Statement on Form F-4

Q: Can the holders of Founder Shares redeem their Founder Shares..., page 22

1.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully advises the Staff that the shareholders who have agreed to waive their redemption rights did not, and are not expected to, receive any consideration in exchange for this waiver, other than as set forth in the relevant letter agreement, dated April 27, 2022, that was entered into by such shareholders in connection with the initial public offering of SPAC’s securities, pursuant to which the relevant parties agreed to waive their redemption rights in order to induce SPAC and the underwriters of SPAC IPO to enter into the IPO underwriting agreement and to proceed with the IPO.

In response to the Staff’s comment, the Company has revised disclosure on page 22 of Amendment No.1.

Semilux International Ltd.

October 23, 2023

Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates may elect to purchase shares or SPAC Public Warrants..., page 70

2.	We note your disclosure that “Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates may purchase SPAC Class A Ordinary Shares or SPAC Public Warrants in privately negotiated transactions or in the open market...” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comments, the Company has revised disclosure on pages 74 and 75 of Amendment No.1 to clarify that such potential purchases, if any, would be structured to comply with Rule 14e-5.

3.	We note your disclosure here that “Any SPAC Public Shares held by or subsequently purchased by Chenghe’s Sponsor, directors or officers, TCO or their respective affiliates will not be voted in favor of the Business Combination Proposal and other proposals.” Please reconcile this disclosure with your disclosure elsewhere in your registration statement that your Sponsor, officers and directors have agreed to “vote any founder shares held by them and any public shares purchased during or after our initial public offering (including in open market and privately-negotiated transactions) in favor of [y]our initial business combination.”

Response: In response to the Staff’s comments, the Company has revised disclosure on pages 231 of Amendment No.1.

Background of the Business Combination, page 96

4.	Please revise to disclose the date when the Chenghe Board was presented with and review the financial projections prepared by TCO.

Response: In response to the Staff’s comments, the Company has revised disclosure on page 106 of Amendment No.1.

Summary of Financial and Valuation Analyses of TCO, page 105

5.	We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. In this regard, we note that the financial projections forecast revenue growth of up to 5,000% compared to your revenues for 2022. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: In response to the Staff’s comments, the Company has revised disclosure on page 112 of Amendment No.1.

6.	We note your disclosures that “The financial projections presented in this proxy statement constitute the entirety of the financial forecasts presented to the Chenghe Board,” and that “Chenghe’s management and CCM considered and used the projected cash flows...” Please ensure that you have disclosed all of the projected financial information prepared by TCO.

Response: In response to the Staff’s comments, the Company has revised disclosure on page 112 of Amendment No.1.

Structure of the Business Combination, page 117

7.	Please describe, here, and on your cover page, the effects and purpose of the Phase II Restructuring Agreements.

Response: In response to the Staff’s comments, the Company has revised disclosure on the cover page and page 123 of Amendment No.1.

Semilux International Ltd.

October 23, 2023

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 134

8.	We note that it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, respectively. Please file a tax opinion pursuant to Item 601(b)(8) regarding this material tax consequence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 88 and 142 of Amendment No.1.

In response to the Staff’s comment regarding a tax opinion, the Company advises the Staff that it has reviewed the disclosure under the heading “Material U.S. Federal Income Tax Considerations” in light of the Staff’s comment and the guidance provided by Item 601(b)(8) of Regulation S-K. The Company respectfully submits that, based on the grounds set forth below, pursuant to Item 601(b)(8) of Regulation S-K, no tax opinion is required to be filed as an exhibit to the Registration Statement.

Item 601(b)(8) of Regulation S-K provides that a tax opinion need only be filed with the other applicable registration forms where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”. The Company notes the requirements for a tax opinion pursuant to Section III of Staff Legal Bulletin No. 19 are consistent with those in Item 601(b)(8) of Regulation S-K. The Company further notes that Section III of Staff Legal Bulletin No. 19 states that in cases where an opinion cannot be provided as to a material tax consequence, the reason for the inability to opine on the material tax consequence should be provided (e.g., the facts are currently unknown or the law is unclear).

As revised, the relevant disclosure in the Registration Statement does not contain any representation as to the tax treatment of the proposed transaction. Instead, the relevant disclosure specifically highlights that the particular facts and circumstances of the proposed transaction give rise to significant uncertainty regarding its intended tax-free treatment, including an explanation of the legal and factual uncertainty resulting in the ability to provide an opinion. As a result, the proposed transaction is not susceptible to a tax opinion concluding that it qualifies for tax-free treatment. The relevant disclosure therefore provides that the Company is not making any representation regarding the intended tax-free treatment of the proposed transaction. Because the disclosure as revised does not contain, and specifically disavows, a representation as to the qualification of the proposed transaction for tax-free treatment, the Company respectfully submits that the requirements with respect to a tax opinion (either in the long-form or the short-form) as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, do not apply to the filing.

Unaudited Pro Forma Condensed Consolidated Financial Information

Basis of Pro Forma Presentation, page 151

9.	You disclose that “the historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the results of the combined company.” Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release No. 33-10786.

Response: In response to the Staff’s comments, the Company has revised disclosure on page 157 of Amendment No. 1.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2023, page 153

10.	It appears to us that the adjustment to eliminate Class A ordinary shares subject to possible redemption of $122,727,000 should be labeled as Adjustment (4). Please revise.

Response: In response to the Staff’s comments, the Company has revised the indicated adjustment in the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2023, on page 160 of Amendment No. 1.

Semilux International Ltd.

October 23, 2023

11.	Under scenario 1, please revise Adjustment (4) to additional paid-in capital to disclose the gross amounts of the components that sum to the adjustment of $89,954,000.

Response: In response to the Staff’s comments, the Company has revised the indicated adjustment in the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2023, on page 160 of Amendment No. 1.

Unaudited Pro Forma Combined Balance Sheet Adjustments, page 154

12.	We refer to Adjustment (3) and remind you that estimated transaction costs to be incurred by the SPAC, related to the business combination, should be offset to accumulated deficit, as well as reflected as an expense in the pro forma statement of operations. Please revise your pro forma financial statements as applicable.

Response: In response to the Staff’s comments, the Company has revised the indicated adjustment and the pro forma financial statements on pages 160-161 and 163 of Amendment No. 1.

13.	Please address the following comments related to Adjustment (4):

•	Please revise your footnote to disclose the assumed share price for each of the redemption scenarios.

•	Please ensure that amounts disclosed in your footnote agree and/or sum to the adjustments to cash and additional paid-in capital. Additionally, given your presentation of Adjustment (4) in scenarios 1 and 2 appear to show cumulative adjustments, please revise your adjustments to cash and additional paid-in capital, under scenario 3, to show, rather, an incremental adjustment of approximately $33,346,000, reflecting the additional 3,126,108 shares assumed to be redeemed. It appears to us that these revisions would not change the last column of your pro forma balance sheet.

Response: In response to the Staff’s comments, the Company has revised the indicated adjustment on page 160 of Amendment No. 1.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2023, page 156

14.	Please revise the year of your pro forma statement of operations to say 2022.

Response: In response to the Staff’s comments, the Company has revised the year of the pro forma statement of operations on page 163 of Amendment No. 1.

15.	Please reconcile Chenghe’s historical weighted average shares outstanding of redeemable ordinary shares, and its historical basic and diluted net income per ordinary share, with its statements of operations on page F-4

Response: In response to the Staff’s comments, the Company has revised disclosure on pages 162-163 of Amendment No. 1.

Semilux International Ltd.

October 23, 2023

16.	Adjustment (1) reclassifies interest earned on investments held in the trust account to interest income. It appears to us that historical interest earned on investments held in the trust account should be eliminated. This comment also applies to the pro forma statement of operations for the six months ended June 30, 2023.

Response: In response to the Staff’s comments, the Company has revised disclosure on pages 162-163 of Amendment No. 1.

COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations, page 199

17.	Revise your table to ensure each column presents the correct heading. For example, we note the overall heading reads “Comparison of Six Months Ended...” while the columns read “For the year ended...” Please revise.

Response: In response to the Staff’s comments, the Company has revised the referenced table on page 207 of Amendment No. 1.

TCO Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021, page 202

18.	Please reconcile the last two line items of your table with the consolidated statements of operations and comprehensive (loss)/income on page F-41.

Response: In response to the Staff’s comments, the Company has revised the referenced table accordingly, on page 209 of Amendment No. 1.

Exhibits

19.	Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Response: In response to the Staff’s comments, the Company has refiled certain exhibits so that they are in text-searchable format. The Company advises the Staff that it will refile the remaining exhibits in text-searchable format in a subsequent amendment of the Registration Statement.

20.	We note your disclosure that “Central to the Company’s success is its relationship with TSMC.” Please tell us what consideration you gave to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised disclosure on pages 34, 56, 179, 180, 186, 188, 191, 192, and 202 of Amendment No. 1 to clarify that the Company does not have a written agreement with TSMC.

Semilux International Ltd.

October 23, 2023

General:

21.	Please disclose, wherever applicable, the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming the exercise and conversion of all securities, including the Private Placement Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 16, 17, 24, 25, 37, 41, 45, 78, 84, 95, 108, and 158 of Amendment No.1.

22.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest wherever applicable and disclose whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 46, 47, 72, 73, 96, 115 and 116 of Amendment No.1.

23.	Please update your disclosure, wherever applicable throughout your proxy statement/prospectus, that your Public Warrants have been delisted from NASDAQ and the risks and impacts this has on holders of your Public Warrants, including the obligations of the post-combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 33, 34, 82, 228 and 258 of Amendment No.1.

24.	Please provide pre- and post-merger organizational charts detailing your corporate structure and ownership prior to and after the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 36 and 37 of Amendment No.1.

25.	We note the conditions to the proposed business combination between Chenghe and Semilux include provisions related to no material adverse effect having occurred. We also note that, as of September 21, Chenghe’s Public Warrants have been delisted from the NASDAQ. Please disclose if and how this delisting was evaluated in terms of a material adverse effect having occurred and, if such delisting constitutes a material adverse effect, whether the SPAC will waive or has waived such a condition to closing in writing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that under the Business Combination Agreement, there is no closing condition that specifically provides that there has not been any material adverse effect with respect to SPAC.

The Business Combination Agreement provides that the obligations of the Company to consummate the Transactions are subject to the satisfaction (unless being waived by the Company) of, among others:

(a)	(x) the condition that the representations and warranties of SPAC contained in section 6.13 of the Business Combination Agreement (relating to the capitalization of the SPAC) shall be true and correct in all but de minims respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted therein, and (y) the condition that each of the representations and warranties of SPAC (other than those contained in section 6.13 of the Business Combination Agreement) being true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the Transaction; and

(b)	each of the covenants of SPAC to be performed as of or prior to the Closing shall have been performed in all material respects.

Chenghe’s representations and warranties with respect to the listing status of the SPAC Public Warrants are subject to the carveouts as set forth in the SPAC Disclosure Letter, which disclosed that on June 13, 2023, SPAC received a written notice from Nasdaq indicating that the SPAC Public Warrants are no longer in compliance with Nasdaq Listing Rules 5452(b)(C), and the SPAC Public Warrants could be subject to delisting if the SPAC Public Warrants do not regain compliance with the relevant Nasdaq listing rules within the prescribed time period as set out in such written notice. Chenghe’s covenant to maintain its listing status as a public company on Nasdaq is also subject to such carveouts. Therefore, the delisting of the SPAC Public Warrants has no effect on the Company’s conditions to Closing contained in the Business Combination Agreement.

Semilux International Ltd.

October 23, 2023

26.	Please revise to clarify how you calculated your maximum redemption scenario. In this regard, we note that, under the maximum redemption scenario, holders of 7,344,949 of your Class A Ordinary Shares may elect to redeem out 8,437,681 shares outstanding, and that, as of July 26, $90,299,208.49 remained in your Trust Account.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 17, 24, 25, 41, 84, 158, 161, 255 and 256 of Amendment No.1.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Yung-Peng Chang, Semilux International Ltd.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP